Exhibit 99 a.1.H

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Acceptance Forms (as defined below) and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdictions. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Common Shares

and

American Depositary Shares Representing Common Shares

of

eTelecare Global Solutions, Inc.

at

$9.00 Per Share

by

EGS Acquisition Co LLC

EGS Acquisition Co LLC, a Delaware limited liability company (“EGS”), jointly owned by affiliates of Providence Equity Partners Inc., a Delaware corporation (“Providence”), and Ayala Corporation, a Philippine corporation (“Ayala”), is offering to purchase all issued and outstanding common shares (“Common Shares”) of eTelecare Global Solutions, Inc., a Philippine corporation (the “Company”), and all American Depositary Shares of the Company, each representing one Common Share (“ADSs” and, together with Common Shares, the “Shares”), at a price of $9.00 per Common Share and $9.00 per ADS (the “Offer Price”), upon the terms and subject to the conditions specified in the Offer to Purchase, dated November 10, 2008 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Application to Sell Common Shares and ADS Letter of Transmittal (collectively and as may be amended or supplemented from time to time, the “Acceptance Forms,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer Price is payable in cash, without interest thereon and less any required taxes or costs the Purchaser (as defined below), the Company or any paying agent may be required to deduct or withhold, in accordance with applicable law or rules, including payment of any stock transaction taxes, brokers’ commissions, and other fees customarily for the account of a seller in connection with the “crossing” of the Common Shares on the Philippine Stock Exchange, Inc. (the “PSE”).

Prior to the consummation of the Offer, EGS intends to assign all its rights and obligations with respect to the Offer to a newly-formed Philippine corporation formed for the purpose of purchasing the Shares tendered in the Offer, such newly-formed entity to be directly or indirectly owned by the same affiliates of Providence and Ayala as EGS (the “Philippine Purchaser”). Any assignment by EGS of its rights and obligations to the Philippine Purchaser to purchase Shares under the Offer will not relieve EGS of any of its obligations to the holders of Common Shares and ADSs who have tendered their Shares in the Offer. As used herein, references to the “Purchaser” mean EGS and/or the Philippine Purchaser, as applicable.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 2:00 P.M. PHILIPPINES TIME, 1:00 A.M. NEW YORK CITY TIME, ON DECEMBER 11, 2008, UNLESS EXTENDED.

The Offer is being made pursuant to an Acquisition Agreement, dated as of September 19, 2008 (as may be amended or supplemented from time to time, the “Acquisition Agreement”), by and between the Company and the Purchaser, pursuant to which the Purchaser agreed to commence the Offer in order to acquire all the outstanding Shares of the Company. The Acquisition Agreement is more fully described in “THE OFFER—Section 13. Acquisition Agreement; Other Transaction Documents” in the Offer to Purchase. The Purchaser is making the Offer in order to obtain control of, and acquire the entire equity interest in, the Company. Upon completion of the Offer, the Purchaser will be the majority stockholder of the Company and will hold at least 66.67% of the Shares outstanding on a fully diluted basis.  Following completion of the Offer, the Purchaser and its affiliates currently intend to take steps, subject to applicable law, to acquire all of the Shares that were not tendered in the Offer; however, there can be no assurance that the Purchaser will be able to acquire 100% of the Shares.

The Board of Directors of the Company (the “Board”) (excluding the interested director, Mr. Alfredo I. Ayala) has unanimously (1) determined that the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement are advisable and fair to the Company and its stockholders; (2) determined that it is in the best interests of the Company and the

Company’s stockholders that the Company enter into the Acquisition Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth therein; and (3) approved and recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things: (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The “Minimum Tender Condition” requires the Purchaser to have received, prior to the expiration of the Offer, valid acceptances (and not validly withdrawn) in respect of the Shares representing at least 66.67% of the Shares outstanding (on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares). Stockholders owning approximately 64.8% of the Shares outstanding as of September 30, 2008 have agreed to tender their Shares into the Offer pursuant to support agreements entered into with the Purchaser, which includes approximately 21.6% of the Shares outstanding that are beneficially owned by a wholly-owned subsidiary of Ayala, NewBridge International Investment Ltd. The Offer is not subject to any financing condition.

If these conditions are not satisfied prior to the expiration date of the Offer, the Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, subject to complying with applicable law and the terms of the Acquisition Agreement, to (i) decline to accept for payment any Shares tendered in the Offer, terminate the Offer and return all tendered Shares to the tendering stockholders; (ii) waive any or all conditions to the Offer (other than the Minimum Tender Condition or conditions that cannot be waived under applicable law) and, subject to any required extension, purchase all Shares validly tendered and not validly withdrawn; (iii) extend the period during which the Offer is open for any reason by making a public announcement of the extension in the manner described below and, subject to the right of tendering stockholders to withdraw Shares until the expiration date of the Offer, retain all Shares which have been tendered during the period or periods for which the Offer is extended pursuant to the terms of the Acquisition Agreement; or (iv) make any other changes to the terms of the Offer.

In general, the Purchaser may extend the expiration date for acceptances, and, if it does so, the stockholders will be able to continue to tender their Shares, and to withdraw their tendered Shares during such extension. However, under Rule 19 of the implementing rules of the Philippine Securities Regulation Code (the “Philippine SRC Rule 19”), the Offer should generally be completed not later than January 6, 2009, unless extended with the permission of the Philippine Securities and Exchange Commission and pursuant to the Acquisition Agreement. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, which, in the case of an extension, will be made no later than the scheduled expiration of the Offer. The Purchaser does not currently intend to provide a subsequent offering period (within the meaning of Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended).

For Common Shares that are “scripless” or electronically recorded and lodged with the Philippine Depository and Trust Corporation (“PDTC”) or held through a stock brokerage account, the tendering stockholder must instruct its broker or custodian to tender these Common Shares on its behalf. To do so, its broker or custodian must, prior to the expiration of the Offer at 2:00 p.m. Philippines time, on December 11, 2008 (unless the Offer is extended), complete, sign and deliver the Application to Sell Common Shares to Deutsche Regis Partners, Inc. (the “Common Share Information and Depositary Agent”) and follow the procedures described in the Offer to Purchase. For Common Shares held “in scrip” or certificated form, the tendering stockholder, prior to the expiration of the Offer at 2:00 p.m. Philippines time, on December 11, 2008 (unless the Offer is extended), must complete, sign and deliver the Application to Sell Common Shares, together with the duly endorsed stock certificate, to the Common Share Information and Depositary Agent in accordance with the Application to Sell Common Shares and follow the procedures described in the Application to Sell Common Shares and the Offer to Purchase. No tenders of Common Shares will be accepted by means of guaranteed delivery procedures.

To validly tender ADSs, Mellon Investor Services LLC (the “ADS Depositary Agent”) must receive, prior to the expiration of the Offer at 1:00 a.m., New York City time, on December 11, 2008 (unless the Offer is extended), a properly completed and duly executed ADS Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the ADS Letter of Transmittal, together with American Depositary Receipts (“ADRs”) evidencing the tendering stockholder’s ADSs or confirmation of a book-entry transfer of such ADSs into the account of the ADS Depositary Agent at The Depositary Trust Company (“DTC”) and all other documents required by the ADS Letter of Transmittal in accordance with the procedures described in the ADS Letter of Transmittal and the Offer to Purchase. No tenders of ADSs will be accepted by means of guaranteed delivery procedures.

Stockholders who have both Common Shares and ADSs must follow the procedures applicable to Common Shares for Common Shares and the procedures applicable to ADSs for ADSs.

Please refer to the relevant Acceptance Form with respect to the procedures applicable to tendering Common Shares and ADSs, as the specific procedures applicable to holders tendering Common Shares and ADSs differ.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, ADSs and Common Shares validly tendered and not withdrawn prior to the expiration of the Offer, subject to the “crossing” of the Common Shares on the PSE, if and when the Purchaser gives written notice to the Common Share Information and Depositary Agent and the ADS Depositary Agent of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Common Share Information and Depositary Agent or ADS Depositary Agent, as applicable, which will make available or transmit such payments to tendering stockholders whose Shares have been accepted for payment in accordance with applicable law and the procedures described in the applicable Acceptance Form.

Under no circumstances will the Purchaser pay interest on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in payment for the Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver (if waivable) of all the conditions to the Offer, the Purchaser will accept for payment and will pay for all Shares validly tendered (and not withdrawn) prior the expiration date of the Offer within ten business days of the expiration date of the Offer or otherwise in accordance with applicable law.

The cash consideration for Common Shares tendered in the Offer will be paid in U.S. dollars unless the holder of such Common Shares has validly elected in its Application to Sell Common Shares to receive the Offer Price in Philippine pesos. Tendering holders of ADSs will only be able to receive the Offer Price in U.S. dollars.

For a withdrawal of Common Shares to be effective, a written or facsimile transmission (provided such facsimile transmission is followed by a written notice received prior to the expiration of the Offer) notice of withdrawal and copy of the “Applicant Copy” of the Application to Sell Common Shares must be timely received by the Common Share Information and Depositary Agent (in respect of all Common Shares whether held with a securities account at PDTC or “in scrip” form) at its address set forth on the back cover page of the Offer to Purchase prior to the expiration of the Offer. Any notice of withdrawal must specify the name, address and  personal identification card, passport number or other necessary information of the person who tendered the Common Shares to be withdrawn and, if stock certificates have been delivered, the serial numbers shown on such certificates, executed in the same manner as the relevant Application to Sell Common Shares. If Common Shares have been tendered pursuant to the procedure for book-entry transfer in PDTC any withdrawal must be made in accordance with the withdrawal procedure of the applicable book-entry transfer system.

For a withdrawal of ADSs to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the ADS Depositary Agent at the applicable address set forth on the back cover page of the Offer to Purchase prior to the expiration of the Offer. Any such notice of withdrawal must specify the name, address and United States taxpayer identification number of the person who tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered holder of such ADSs (if different from that of the person who tendered such ADSs). If ADRs evidencing ADSs have been delivered, then the serial numbers shown on such certificates must be submitted to the ADS Depositary Agent and the signature(s) on the notice of withdrawal must be guaranteed by a financial institution that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc. (an “Eligible Institution”), unless such ADSs have been tendered for the account of an Eligible Institution. If ADSs have been tendered pursuant to the procedure for book-entry transfer in DTC, any withdrawal must be made in accordance with the withdrawal procedure and deadlines of the applicable book-entry transfer system.

In addition, unless Shares tendered pursuant to the Offer are accepted for payment by the Purchaser, such Shares may be withdrawn at any time after January 8, 2009.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and Rule 13e-3(e)(1) of the General Rules and Regulations under the United States Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Purchaser with its stockholder lists for the purpose of disseminating the Offer to Purchase to stockholders of the Company. The Offer to Purchase, the related Acceptance Forms and other relevant materials will be mailed to record holders of the Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder of Shares pursuant to the Offer may be subject to taxes for U.S. federal income tax purposes and under Philippine law. See “THE OFFER—Section 7. Certain Tax Consequences of the Offer” in the Offer to Purchase for a more detailed discussion of certain U.S. federal income tax and Philippine law tax consequences of the Offer. Stockholders are urged to consult with their own tax advisor as to the particular tax consequences to them of the Offer.

THE OFFER TO PURCHASE AND THE RELATED ACCEPTANCE FORMS CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions regarding the Offer and requests for assistance in connection with the Offer may be directed to the information agents at their addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Acceptance Forms and other materials related to the Offer may be directed to: (i) if the stockholders are holders of Common Shares, the Common Share Information and Depositary Agent and (ii) if the stockholders are holders of ADSs, the ADS Information Agent. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than the Common Share Information and Depositary Agent, the ADS Information Agent, the ADS Depositary Agent and the United States Dealer Manager as described in the Offer to Purchase) for soliciting tenders of the Shares pursuant to the Offer.

The Common Share Depositary and Information Agent for the Offer is:

23rd Floor, Tower One, Ayala Triangle, Ayala Avenue,

Makati City, Philippines

Call: +63 (2) 894-6625

The ADS Information Agent for the Offer is:	The United States Dealer Manager for the Offer is:

199 Water Street, 26th floor	199 Water Street, 26th floor
New York, NY 10038-3560	New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800	Toll Free: (800) 445-1790
All Others Call Toll Free (866) 873-6980

November 10, 2008